Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

Jeffrey L. Quillen 617 832 1205 direct jquillen@foleyhoag.com

November 22, 2013

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano, Inc.
Form 8-K
Filed November 6, 2013
File No. 333-179130

Dear Ms. Ransom:

This letter constitutes supplemental correspondence on behalf of Zosano, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Form 8-K”). Set forth below are our responses, on behalf of the Company, to the comments of the Staff set forth in your letter dated November 18, 2013 concerning the Form 8-K (the “Comment Letter”).

For your convenience, we have repeated the Staff’s comments below in italic font, with the numbered paragraphs corresponding to the numbered paragraphs of the Comment Letter. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided by the Company. On behalf of the Company, we respond to the Comment Letter as follows:

1.	Staff Comment: We note that you have provided Form 10 information by reference to your Form 10-K but that you did not indicate in your Form 8-K that there had been an Item 5.06 change in shell company status event. Consequently, either advise us that there has not been a change in shell company status, or amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Ms. Mara L. Ransom

November 22, 2013

Response: The Company advises the Staff that there has not been a change in the Company’s shell company status, and therefore the disclosure required by Item 5.06 of Form 8-K was not required to be included in the Form 8-K.

The Company’s issuance and sale to ZP Holdings, Inc. of 10,016,973 shares of the Company’s Common Stock for cash in the amount of $365,000 pursuant to the Stock Purchase Agreement dated October 31, 2013 (the “Change in Control Transaction”) did not have the effect of causing the Company to cease being a shell company as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company was a shell company immediately prior to the Change in Control Transaction, and the Company remains a shell company following the Change in Control Transaction.1 The Company provided Form 10 information in the Form 8-K in response to Item 5.01(a)(8) of Form 8-K.

2.	Staff Comment: Your Exchange Act reporting status is unclear to us. The facing page of your annual report on Form 10-K for the period ended December 31, 2012 does not contain the information regarding classes of securities registered under Section 12(b) or 12(g) of the Exchange Act, and a review of your reporting history does not reflect registration of a class of your securities pursuant to Section 12(b) or 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (File No. 333-179130) you originally filed on January 23, 2012. Please tell us whether you believe that you have a class of securities registered pursuant to Section 12(b) or 12(g) and are required to file reports pursuant to the Exchange Act, or whether you believe you are a voluntary filer at this time.

Response: The Company does not have a class of securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act and is not required to file reports pursuant to the Exchange Act. Rather, the Company believes that it is a voluntary filer at this time.

The Company has never filed a registration statement on Form 8-A or Form 10 under Section 12(b) of the Exchange Act in order to have a class of securities listed on a national securities exchange. In addition, the Company was not required to register a class of equity securities pursuant to Section 12(g) of the Exchange Act for the fiscal year ended December 31, 2012, because the Company only had 46 holders of record of its equity securities (and total assets of approximately $15,000) as of December 31, 2012.2 Accordingly, the Company is not required to file reports pursuant to either Section 12(b) or Section 12(g) of the Exchange Act.

[1]	Immediately prior to the Change in Control Transaction the Company had, and following Change in Control Transaction the Company has, (1) no or nominal operations and (2) assets consisting solely of cash and cash equivalents.
[2]	The number of record holders is based on information provided by Globex Transfer, LLC, the Company’s transfer agent and registrar.

Ms. Mara L. Ransom

November 22, 2013

In addition, the Company is not required to file reports pursuant to Section 15(d) of the Exchange Act, because the Company’s duty to file reports under Section 15(d) has been automatically suspended as to the fiscal year ending December 31, 2013 as a result of the Company’s Common Stock being held of record by less than 300 persons at the beginning of the fiscal year ending December 31, 2013. The Company’s registration statement on Form S-1, originally filed with the Commission on January 23, 2012 (relating to the Company’s Common Stock), was declared effective by the Commission on May 9, 2012. Based on information provided to us by Globex Transfer, LLC, the Company’s transfer agent and registrar, the Company’s Common Stock was held of record by 46 persons at the beginning of the fiscal year ending December 31, 2013. Accordingly, the Company’s duty to file reports under Section 15(d) has been automatically suspended as to fiscal 2013.

Based on the foregoing, the Company believes that it is a voluntary filer at this time.

*        *        *

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1205 or in my absence to Joel Needleman at (617) 832-3097.

Sincerely,

/s/ Jeffrey L. Quillen

Jeffrey L. Quillen

cc:	Mr. Vikram Lamba (Zosano, Inc.)